Good Times Restaurants Inc.
601 Corporate Circle, Golden, CO 80401

July 20, 2012

Securities and Exchange Commission
Washington, DC

RE: Good Times Restaurants Inc. (CIK 825324)

Dear Sir or Madam:

On July 19, 2012 I inadvertently filed our Revised Preliminary Proxy under Form DEFR14A.  We do not intend to mail our Proxy to Shareholders until the SEC has approved our Preliminary Revised Proxy Statement and we have filed our Definitive Proxy Statement.

I do apologize for this inconvenience and am re-filing our Revised Preliminary Proxy Statement under the corrected form PRER14A and will await SEC approval.

Sincerely,

/Christi Pennington/

Christi Pennington
Executive Assistant
303-384-1440
christi@gtrestaurants.com